Filed Pursuant to Rule 433
Registration No.: 333-134553

Indicative Terms and Conditions, August 8, 2007	Telephone: +1 212 528 1009

100% Principal Protected Lehman
Crude-Oil Linked Range Accrual Notes

Lehman Brothers Holdings Inc. has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus dated May 30, 2006, the prospectus supplement dated May 30, 2006 for its Medium Term Notes, Series I, and other documents Lehman Brothers Holdings Inc. has filed with the SEC for more complete information about Lehman Brothers Holdings Inc. and this offering.  Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus for complete details.  You may get these documents and other documents Lehman Brothers Holdings Inc. has filed for free by searching the SEC online database (EDGAR®) at www.sec.gov with “Lehman Brothers Holdings Inc.” as a search term. You may also access the prospectus and Series I MTN prospectus supplement on the SEC web site as follows:

Series I MTN prospectus supplement dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007785/a2170815z424b2.htm

Prospectus dated May 30, 2006:
http://www.sec.gov/Archives/edgar/data/806085/000104746906007771/a2165526zs-3asr.htm

Alternatively, Lehman Brothers Inc. will arrange to send you the prospectus, Series I MTN prospectus supplement and final pricing supplement (when completed) if you request it by calling your Lehman Brothers sales representative or 1-888-603-5847.

Issuer:	Lehman Brothers Holdings Inc. (A1/A+/AA–)
Principal Amount:	US$TBD
CUSIP:	TBD
Trade Date:	August [•], 2007
Issue Date:	Trade Date plus [five] Business Days
Maturity Date:	Issue Date plus [18] months, or if such date is not a Business Day, the next succeeding Business Day
Valuation Date:	Maturity Date minus [5] Exchange Business Days, or if such day is not an Exchange Business Day, the immediately preceding Exchange Business Day.
Issue Price:	100%
Redemption Amount:	A single U.S. dollar payment on the Maturity Date equal to the principal amount of each note plus the Additional Amount, if any.
Additional Amount:	A single U.S. dollar amount equal to the principal amount of the notes multiplied by:
[12.0]% * Accrual Ratio
Accrual Ratio:

The number of calendar days during the Observation Period in respect of which Crude OilREF is greater than or equal to the Lower Barrier and less than or equal to the Upper Barrier, divided by the total number of calendar days in the Observation Period.

Observation Period:	From and including the Trade Date to and including the Valuation Date.
Lower Barrier:	US$TBD (equal to [90.0]% x the Crude Oil Strike)

Upper Barrier:	US$TBD (equal to [110.0]% x the Crude Oil Strike)
Crude Oil Strike:	US$TBD (equal to the Crude Oil Price on the Trade Date as determined by the Calculation Agent)
Crude OilREF:

For any calendar day within the Observation Period, (a) if such day is an Exchange Business Day, the Crude Oil Price on such day, or (b) if such day is not an Exchange Business Day, the Crude Oil Price on the immediately preceding Exchange Business Day.

Crude Oil Price:

The official settlement price of the Crude Oil Contract, expressed as the U.S. dollar price per barrel of Crude Oil, as made public by the Relevant Exchange (subject to the occurrence of a Market Disruption Event).

Crude Oil:	Light, sweet crude oil
Crude Oil Contract:	The first nearby month Crude Oil futures contract (or, in the case of the last trading day of the first nearby month contract, the second nearby month contract) traded on the Relevant Exchange.
Relevant Exchange:

The NYMEX Division, or its successor, of the New York Mercantile Exchange, Inc., or its successor; or, if NYMEX is no longer the principal exchange or trading market for Crude Oil options or futures contracts, such other exchange or principal trading market for Crude Oil which serves as the source of prices for Crude Oil, and any principal exchanges where options or futures contracts on Crude Oil are traded.

Disruption Events:

If a Disruption Event identified in clauses (A), (B) or (C) below is in effect on any Exchange Business Day during the Observation Period, Crude OilREF for such Exchange Business Day will be the Crude Oil Price on the immediately preceding Exchange Business Day on which such Disruption Event was not in effect; provided that, if the Disruption Event is continuing for any consecutive period of five or more Exchange Business Days (measured from and including the first Exchange Business Day on which the Disruption Event was in effect), the Calculation Agent will determine Crude OilREF on the sixth consecutive Exchange Business Day, and for each consecutive Exchange Business Day thereafter, in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price, and any other information that in good faith it deems relevant.

If a Disruption Event identified in clauses (D) or (E) below is in effect on any Exchange Business Day during the Observation Period, the Calculation Agent will determine Crude OilREF applicable to such Exchange Business Day in its sole and absolute discretion taking into account the latest available quotation for the Crude Oil Price and any other information that in good faith it deems relevant.

A “Disruption Event” means any of the following events, as determined in good faith by the Calculation Agent:

(A)         the suspension of or material limitation on trading in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange;

(B)           either (i) the failure of trading to commence, or permanent discontinuance of trading, in the Crude Oil Contract or Crude Oil, or futures contracts or options related to the Crude Oil Contract or Crude Oil, on the Relevant Exchange, or (ii) the disappearance of, or of trading in, Crude Oil;

(C) the failure of the Relevant Exchange to publish the official daily settlement price for that day for the Crude Oil Contract (or the information necessary for determining the settlement price);

(D) the occurrence since the Trade Date of a material change in the content, composition, or constitution of Crude Oil or the Crude Oil Contract; or
(E) the occurrence since the Trade Date of a material change in the formula for or the method of calculating the settlement price of the Crude Oil Contract.
For the purpose of determining whether a Disruption Event has occurred:

(1)            a limitation on the hours in a trading day and/or number of days of trading will not constitute a Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange;

(2)            a suspension in trading on the Relevant Exchange (without taking into account any extended or after-hours trading session), in the Crude Oil Contract, by reason of a price change reflecting the maximum permitted price change from the previous trading day’s settlement price will constitute a Disruption Event; and

(3) a suspension of or material limitation on trading on the Relevant Exchange will not include any time when the Relevant Exchange is closed for trading under ordinary circumstances
Exchange Business Day:

A day, as determined by the Calculation Agent, on which the Relevant Exchange is scheduled to be (or, but for the occurrence of a Disruption Event, would have been) open for trading during its regular trading session (notwithstanding the Relevant Exchange closing prior to its scheduled closing time).

Business Days:	New York
Underwriter:	Lehman Brothers Inc.
Calculation Agent:	Lehman Brothers Commodity Services Inc.
Denomination:	US$1,000 and integral multiples of US$1,000
Fees:		Price to Public (1)	Fees (2)	Proceeds to the Issuer
	Per note	$1,000	$4.00	$996
Total

(1) The price to public includes the cost of hedging the Issuer’s obligations under the notes through one or more of the Issuer’s affiliates, which includes the Issuer’s affiliates expected cost of providing such hedge as well as the profit the Issuer’s affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.

(2) Lehman Brothers Inc. will receive commissions equal to $4.00 per $1,000 principal amount, or 0.40%, and may use all or a portion of these commissions to pay selling concessions or fees to other dealers. Lehman Brothers Inc. and/or an affiliate may earn additional income as a result of payments pursuant to any hedges.

Risk Factors

An investment in the notes entails certain risks not associated with an investment in conventional floating rate or fixed rate medium-term notes. See “Risk Factors” in the Series I MTN prospectus supplement.  In addition, the notes are subject to the further specific risks discussed below.

An investment in the notes is subject to risks associated with the performance of the price of light sweet crude oil

The return on the notes at maturity is entirely dependent on the performance of the Crude Oil Contract and Crude Oil.  Because the notes do not bear interest, your return on the notes will depend solely on the Additional Amount paid on the Maturity Date, which in turn is dependent on the number of calendar days in the Observation Period on which Crude OilREF is greater than or equal to the Lower Barrier and less than or equal to the Upper Barrier.  If Crude OilREF on one or more calendar days during the Observation Period is less than the Lower Barrier or greater than the Upper Barrier, the Accrual Ratio will be less than 100% (that is, no Additional Amount will have accrued for such day) and, as a result, the Additional Amount will be less than, and may be substantially less than, [12.0]%.  If Crude OilREF is lower than the Lower Barrier or greater than the Upper Barrier on each day during the Observation Period, no Additional Amount will be payable on the Maturity Date, and you will receive only the amount of principal invested.

Because the notes are linked solely to the Crude Oil Contract, an investment in the notes will be less diversified than other notes linked to a broader range of commodities or products, and therefore could experience greater volatility and may carry risks similar to a concentrated securities or other investment in Crude Oil.  The price of Crude Oil is primarily affected by the global demand for and supply of Crude Oil. Demand for refined petroleum products by consumers, as well as the agricultural, manufacturing and transportation industries, affects the price of Crude Oil. Crude Oil’s end-use as a refined product is often as transport fuel, industrial fuel and in-home heating fuel. Potential for substitution in most areas exists, although considerations including relative cost often limit substitution levels. Because the precursors of demand for petroleum products are linked to economic activity, demand will tend to reflect economic conditions. Demand is also influenced by government regulations, such as environmental or consumption policies. In addition to general economic activity and demand, prices for Crude Oil are affected by political events, labor activity and, in particular, direct government intervention (such as embargos) or supply disruptions in major oil producing regions of the world. Such events tend to affect oil prices worldwide, regardless of the location of the event. Supply for Crude Oil may increase or decrease depending on many factors. These include production decisions by the Organization of Oil and Petroleum Exporting Countries and other crude oil producers. In the event of sudden disruptions in the supplies of oil, such as those caused by war, natural events, accidents or acts of terrorism, prices of oil futures contracts could become extremely volatile and unpredictable. Also, sudden and dramatic changes in the futures market may occur, for example, upon a cessation of hostilities that may exist in countries producing oil, the introduction of new or previously withheld supplies into the market or the introduction of substitute products or commodities. A decrease in the price of any of these commodities may have a material adverse effect on the price of Crude Oil and the return on an investment in the notes.

Many factors affect the market value of the notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

The market value of the notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the market value of the notes caused by another factor and the effect of one factor may exacerbate the decrease in the market value of the notes caused by another factor.  For example, the market value of the notes will be affected by changes in the level of interest rates, the time to maturity of the notes (and any associated “time premium”) and the credit ratings of Lehman Brothers Holdings Inc.  In addition, the market value of the notes will also be affected by certain specific factors, which are described in the following paragraphs (along with the expected impact on the market value of the notes given a change in that specific factor, assuming all other conditions remain constant).

The price of Crude Oil will affect the market value of the notes. It is expected that the market value of the notes will depend on where the Crude Oil Price is trading relative to the Crude Oil Strike and the First, Second and Third Barrier Ranges.  Although the notes are principal-protected if held to maturity, if you choose to sell your notes when the Crude Oil Price has traded at a level outside the one or more of the three Barrier Ranges, or when the market perceives an increased risk of this occurring, the trading price of the notes may be adversely affected, and you may receive substantially less than the principal amount of the notes sold.

Suspension or disruptions of market trading in the commodity markets may adversely affect the value of the notes. The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. These circumstances could adversely affect the price of Crude Oil and, therefore, the value of your notes.

Changes in the volatility of Crude Oil and the Crude Oil Contract are expected to affect the market value of the notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of Crude Oil or the Crude Oil Contract increases or decreases, the market value of the notes may be adversely affected. The volatility of Crude Oil and the Crude Oil Contract is affected by a variety of factors, including weather, governmental programs and policies, national and international political and economic events (including terrorist attacks and wars), changes in interest and exchange rates and trading activity in Crude Oil and futures contracts, including the Crude Oil Contract.

Active trading in crude oil options, futures contracts, options on futures contracts and underlying commodities may adversely affect the value of the notes.  Lehman Brothers Commodity Services Inc. and certain other affiliates of Lehman Brothers Holdings Inc., actively trade the Crude Oil Contract, Crude Oil and various commodities derived from crude oil on a spot and forward basis and other contracts and products in or related to crude oil (including the Crude Oil Contract) and such related commodities (including futures contracts, options on futures contracts and options and swaps on the underlying commodities).  Lehman Brothers Holdings Inc., Lehman Brothers Inc. or their affiliates may also issue or underwrite other financial instruments with returns indexed to the prices of crude oil or futures contracts on crude oil and derivative commodities. These trading and underwriting activities by Lehman Brothers Holdings Inc., Lehman Brothers Inc., Lehman Brothers Commodity Services Inc. or their affiliates, or by unaffiliated third parties, could adversely affect the value of the Crude Oil Contract, which could in turn affect the return on and the value of the notes.

Membership on NYMEX.  Lehman Brothers Commodity Services Inc. is a member of NYMEX and, from time to time, employees of Lehman Brothers Commodity Services Inc. may serve on the NYMEX settlement committee and other committees. These activities could affect the settlement price of the Crude Oil Contract.

The inclusion in the original issue price of the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates is likely to adversely affect the value of the notes prior to maturity.

The original issue price of the notes includes the broker’s fee and Lehman Brothers Holdings Inc.’s cost of hedging its obligations under the notes through one or more of its affiliates.  Such cost includes such affiliates’ expected cost of providing this hedge, as well as the profit these affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge.  As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which a broker will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price.  In addition, any such prices may differ from values determined by pricing models used by a broker, as a result of such compensation or other transaction costs.

Lack of regulation by the CFTC.

The notes are debt securities that are direct obligations of Lehman Brothers Holdings Inc. The net proceeds to be received by Lehman Brothers Holdings Inc. from the sale of the notes will not be used to purchase or sell Crude Oil Contracts on the Relevant Exchange for the benefit of holders of the notes. The notes are not themselves Crude Oil Contracts, and an investment in the notes does not constitute either an investment in Crude Oil Contracts or in a collective investment vehicle that trades in Crude Oil Contracts or Crude Oil.

Unlike an investment in the notes, an investment in a collective investment vehicle that invests in commodities on behalf of its participants may be regulated as a commodity pool and its operator may be required to be registered with and regulated by the Commodity Futures Trading Commission (“CFTC”) as a “commodity pool operator” (“CPO”). Because the notes are not interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, Lehman Brothers Holdings Inc. will not be registered with the CFTC as a CPO, and you will not benefit from the CFTC’s or any non-U.S. regulatory authority’s regulatory protections afforded to persons who trade in commodities or who invest in regulated commodity pools.

The notes do not constitute investments by you in futures contracts traded on regulated futures exchanges.  Accordingly, you will not benefit from the CFTC’s or any other regulatory authority’s regulatory protections afforded to persons who trade in futures contracts on a regulated futures exchange.

You must rely on your own evaluation of the merits of an investment linked to Crude Oil.

In the ordinary course of their businesses, affiliates of Lehman Brothers Holdings Inc. may from time to time express views on expected movements in the price of Crude Oil. These views are sometimes communicated to clients who participate in Crude Oil or natural resource markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time horizons and are subject to change. Moreover, other professionals who deal in Crude Oil or natural resource markets may at any time have significantly different views from those of Lehman Brothers Holdings Inc. or its affiliates.  In connection with your purchase of the notes, you should investigate Crude Oil or natural resource markets and not rely on views which may be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements.

You should make such investigation as you deem appropriate as to the merits of an investment linked to Crude Oil. Neither the offering of the notes nor any views which may from time to time be expressed by Lehman Brothers Holdings Inc. or its affiliates in the ordinary course of their businesses with respect to future Crude Oil price movements constitutes a recommendation as to the merits of an investment in your notes.

United States Federal Income Tax Treatment

Lehman Brothers Holdings Inc. intends to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the Series I MTN prospectus supplement.

Information on the Crude Oil Contract

The Futures Markets

An exchange-traded futures contract, such as the Crude Oil Contract, provides for the future purchase and sale of a specified type and quantity of a commodity. The contract provides for a specified settlement month in which the commodity is to be delivered by the seller. Rather than settlement by physical delivery of the commodity, futures contracts may be settled for the cash value of the right to receive or sell the specified commodity on the specified date.

Futures contracts are traded on organized exchanges such as NYMEX, known as “contract markets”, through the facilities of a centralized clearing house and a brokerage firm which is a member of the clearing house.  The clearing house guarantees the performance of each clearing member which is a party to a futures contract by, in effect, taking the opposite side of the transaction.  U.S. futures markets, as well as brokers and market participants, are subject to regulation by the CFTC.  Because the notes do not constitute futures contracts or commodity options subject to the Commodity Exchange Act, noteholders will not benefit from the aforementioned clearing house guarantees or the regulatory protections of the CFTC.

The Crude Oil Contract

The Additional Amount payable on the Maturity Date, if any, will be determined by reference to the daily settlement price of the Crude Oil Contract traded on NYMEX.  Lehman Brothers Holdings Inc. has derived all information regarding the Crude Oil Contract and NYMEX from publicly available sources. Such information reflects the policies of, and is subject to change without notice by, NYMEX.  Neither Lehman Brothers Holdings Inc. nor Lehman Brothers Inc. makes any representation or warranty as to the accuracy or completeness of such information.

The Crude Oil Contract trades in units of 1,000 barrels and the delivery point is Cushing, Oklahoma. The Crude Oil Contract provides for delivery of several grades of domestic and internationally traded foreign crude oils. It may be settled by delivery of West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet or South Texas Sweet.

A “first nearby month” contract is the contract next scheduled for settlement. For example, as of August 8, 2007, the front-month light, sweet crude oil futures contract was the September 2007 futures contract, which is a contract for delivery of light, sweet crude oil in September 2007.

The following summarizes selected specifications relating to the Crude Oil Contract traded on the NYMEX:

Trading Unit:  1,000 U.S. barrels (42,000 gallons)

Price Quotation:  U.S. dollars and cents per barrel

Minimum Price Fluctuation:  $.01 per barrel ($10.00 per contract)

Maximum Daily Price Fluctuation: $10.00 per barrel ($10,000 per contract). If any contract is traded, bid, or offered at the limit for five minutes, trading is halted for five minutes. When trading resumes, the limit is expanded by $10.00 per barrel in either direction. If another halt were triggered, the market would continue to be expanded by $10.00 per barrel in either direction after each successive five-minute trading halt. There is no maximum price fluctuation limit during any one trading session.

Last Trading Day: Trading terminates at the close of business on the third business day prior to the 25th calendar day of the month preceding the delivery month. If the 25th calendar day of the month is a non-business day, trading shall cease on the third business day prior to the business day preceding the 25th calendar day.  For example, trading for the September 2007 futures contract, which is a contract for delivery of light, sweet crude oil in September 2007, will end on August 21, 2007.

Deliverable Grades: Specific domestic crudes with 0.42% sulfur by weight or less, not less than 37(degree) API gravity nor more than 42(degree) API gravity. The following domestic crude streams are deliverable: West Texas Intermediate, Low Sweet Mix, New Mexican Sweet, North Texas Sweet, Oklahoma Sweet, South Texas Sweet. Specific foreign crudes of not less than 34(degree) API nor more than 42(degree) API. The following foreign streams are deliverable: U.K. Brent and Forties, for which the seller shall receive a $.30 per barrel discount below the final settlement price; Norwegian Oseberg Blend is delivered at a $.55-per-barrel discount; Nigerian Bonny Light, Qua Iboe, and Colombian Cusiana are delivered at $.15 premiums.

Historical Prices

The following chart shows the daily closing price for the Crude Oil Contract on NYMEX from August 2, 2002 through August 3, 2007, using historical data obtained from Bloomberg Financial Services; neither Lehman Brothers Inc. nor Lehman Brothers Holdings Inc. makes any representation or warranty as to the accuracy or completeness of these prices.  The historical data on Crude Oil Contract prices is not necessarily indicative of the future performance of Crude Oil Contract prices, Crude OilREF or what the value of the notes may be.  Fluctuations in Crude Oil Contract prices make it difficult to predict whether Crude OilREF will remain greater than or equal to the Lower Barrier and less than or equal to the Upper Barrier on any or all calendar days during the Observation Period and, consequently, whether any Additional Amount will be payable at maturity or what that Additional Amount may be.  Historical fluctuations in Crude Oil Contract prices may be greater or lesser than fluctuations in the Crude Oil Contract price experienced by the holders of the notes.

Hypothetical Redemption Amount Payment Examples

The Additional Amount payable on the notes will equal the principal amount of the notes times a percentage equal to [12.0]% times the Accrual Ratio, which in turn depends on the number of calendar days during the Observation Period in respect of which Crude OilREF is greater than or equal to the Lower Barrier and less than or equal to the Upper Barrier, divided by the total number of calendar days in the Observation Period.  Investors will receive the maximum Additional Amount of [12.0]% if Crude OilREF is greater than or equal to the Lower Barrier and less than or equal to the Upper Barrier on every day calendar day during the Observation Period.  However, if Crude OilREF on one or more calendar days during the Observation Period is less than the Lower Barrier or greater than the Upper Barrier, the Accrual Ratio will be less than 100% (that is, no Additional Amount will have accrued for such day) and, as a result, the Additional Amount will be less than, and may be substantially less than, [12.0]%.  If Crude OilREF is lower than the Lower Barrier or greater than the Upper Barrier on each day during the Observation Period, no Additional Amount will be payable on the Maturity Date, and you will receive only the return of your principal invested.

The chart below illustrates the hypothetical Redemption Amount at maturity (including the payment of the applicable Additional Amount, if any) per $1,000 in principal amount of notes, based on hypothetical percentage Accrual Ratios.

Because the Crude Oil Price and consequently Crude OilREF may be subject to significant fluctuations, the Accrual Ratio is difficult to predict, and it is not possible to present a chart or table illustrating the complete range of possible Crude OilREF values during the Observation Period, Accrual Ratios or consequent Additional Amounts that may be payable on the Maturity Date.  Presented below for purposes of illustration only are payment examples that illustrate possible Redemption Amounts, including any Additional Amounts, per $1,000 in principal amount of notes based on a hypothetical fixed rate component of the Additional Amount of 12.0% (the actual fixed rate component will be determined on the Trade Date) and a hypothetical Accrual Ratio during the Observation Period.  The values for the Accrual Ratio in the examples below have been chosen arbitrarily for the purpose of these examples and should not be taken as indicative of the future performance of Crude OilREF or the Accrual Ratio during the Observation Period.

Example 1: If the Accrual Ratio is 100.0% (i.e., Crude OilREF is greater than or equal to the Lower Barrier and less than or equal to the Upper Barrier 100.0% of the time during the Observation Period), then the Additional Amount payable on the Maturity Date would be equal to $120 (12.0% times the $1,000 principal amount of notes) and the Redemption Amount would be equal to $1,120, calculated as follows:

Redemption Amount = $1,000 + [$,1000 * (12.0% * 100.0%)] = $1,120

Example 2: If the Accrual Ratio is 55.0% (i.e., Crude OilREF is greater than or equal to the Lower Barrier and less than or equal to the Upper Barrier on 55.0% of the calendar days during the Observation Period), then the Additional Amount payable on the Maturity Date would be equal to $66 (12.0% times 55% times the $1,000 principal amount of notes) and the Redemption Amount would be equal to $1,066, calculated as follows:

Redemption Amount = $1,000 + [$,1000 * (12.0% * 55.0%)] = $1,066

Example 3: If the Accrual Ratio is 35.0% during the Observation Period (i.e., Crude OilREF is greater than or equal to the Lower Barrier and less than or equal to the Upper Barrier on 35.0% of the calendar days during the Observation Period), then the Additional Amount Payable on the Maturity Date would be equal to $42 (12.0% times 35% times the $1,000 principal amount of notes) and the Redemption Amount would be equal to $1,042, calculated as follows:

Redemption Amount = $1,000 + [$,1000 * (12.0% * 35.0%)} = $1,042

Example 4: If the Accrual Ratio is 0.0% (i.e., Crude OilREF is less than the Lower Barrier and/or greater than the Upper Barrier on every day during the Observation Period), then the Additional Amount Payable on the Maturity Date would be equal to zero (12.0% times 0% time s the $1,000 principal amount of notes) and the Redemption Amount would be equal to the $1,000 principal invested, with no additional return.